Prospectus Supplement No. 15 (to Prospectus Supplement No. 1 dated June 19, 2009 and Prospectus dated April 8, 2009)	Filed pursuant to Rule 424(b)(2) Registration Statement No. 333-158494

1,245,424 Shares of Common Stock

Pursuant to this prospectus supplement, the accompanying prospectus supplement and the accompanying base prospectus, we are offering 1,245,424 shares of common stock to YA Global Master SPV Ltd., or YA Global, at a price of approximately $0.20 per share, pursuant to our previously announced Standby Equity Distribution Agreement, or SEDA, dated June 19, 2009 with YA Global.  The total purchase price and proceeds we will receive from the sale of the shares is $250,000. These shares are being issued as part of the commitment by YA Global to purchase from time to time, at our option, up to $15,000,000 of shares of our common stock pursuant to the SEDA as described in Prospectus Supplement No. 1.  We expect to issue the shares to YA Global on or about November 24, 2009.

In addition to our issuance of common shares to YA Global pursuant to the SEDA, this prospectus supplement, the accompanying prospectus supplement and the accompanying prospectus also cover the resale of those shares by YA Global to the public. YA Global may be deemed to be an “underwriter” within the meaning of the Securities Act of 1933, as amended.

Our common stock is quoted on the OTC Bulletin Board under the symbol “ADLS.OB.”  On November 23, 2009, the last reported sale price of our common stock on the OTC Bulletin Board was $0.22 per share.

The aggregate market value of our outstanding common stock held by non-affiliates at the time we entered into the SEDA was $54,009,977, based on 38,304,948 shares of common stock held by non-affiliates and a per share price of $1.41 using the last reported sale price of our common stock on May 29, 2009.  As of the date hereof, as a result of entering into the SEDA, we have offered securities with an aggregate market value of $15,000,000 pursuant to General Instruction I.B.6. of Form S-3 during the prior 12 calendar month period.  After giving effect to the issuance described in this prospectus supplement, YA Global has purchased an aggregate of 29,781,825 shares of our common stock under the SEDA at an aggregate purchase price of $8,650,000.

Investing in our securities involves a high degree of risk.

See “Risk Factors” beginning on page S-2 of the accompanying prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus supplement or the accompanying base prospectus.  Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 25, 2009.

THE OFFERING

Securities offered	1,245,424 shares of common stock of Advanced Life Sciences Holdings, Inc.

Purchaser	YA Global Master SPV Ltd., pursuant to the Standby Equity Distribution Agreement dated June 19, 2009

Purchase price and proceeds	$250,000.

Settlement date	On or about November 24, 2009

Use of proceeds	We intend to use the net proceeds from this offering for working capital and other general corporate purposes. See “Use of Proceeds” in the accompanying prospectus supplement.

Symbol for our common stock on the OTC Bulletin Board	ADLS.OB

Resale

This prospectus supplement, the accompanying prospectus supplement and the accompanying prospectus also cover the resale of shares by YA Global to the public. See “Plan of Distribution” in the accompanying prospectus supplement.